UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

SENTINEL ENERGY SERVICES INC.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G8062D 102
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☐    Rule 13d-1(c)

☒    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Charles S. Leykum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,587,500
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,587,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,587,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9% (1)
12	TYPE OF REPORTING PERSON IN

(1) The percentage set forth in Row 11 of this Cover Page is based on the 34,500,000 shares of Class A Ordinary Shares (as defined herein) of the Issuer (as defined herein) outstanding as of November 9, 2017, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on November 14, 2017.

1	NAME OF REPORTING PERSON CSL Sentinel Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,587,500
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,587,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,587,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9% (1)
12	TYPE OF REPORTING PERSON OO

(1) The percentage set forth in Row 11 of this Cover Page is based on the 34,500,000 shares of Class A Ordinary Shares (as defined herein) of the Issuer (as defined herein) outstanding as of November 9, 2017, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on November 14, 2017.

1	NAME OF REPORTING PERSON Sentinel Management Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,587,500
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,587,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,587,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9% (1)
12	TYPE OF REPORTING PERSON OO

(1) The percentage set forth in Row 11 of this Cover Page is based on the 34,500,000 shares of Class A Ordinary Shares (as defined herein) of the Issuer (as defined herein) outstanding as of November 9, 2017, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on November 14, 2017.

Item 1(a).	NAME OF ISSUER

Sentinel Energy Services Inc. (the “Issuer”)

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

1000 Louisiana Street, Suite 3850, Houston, TX 77002

Item 2(a).	NAME OF PERSON FILING

This Schedule 13G is being jointly filed, pursuant to a Joint Filing Agreement attached hereto as Exhibit 99.1, by the following entities and persons, all of whom are together referred to herein as the “Reporting Persons”:

(i)	Charles S. Leykum

(ii)	CSL Sentinel Holdings, LLC

(iii)	Sentinel Management Holdings, LLC

Charles S. Leykum is the manager of CSL Sentinel Holdings, LLC, which is the managing member of Sentinel Management Holdings, LLC, which is the record holder of the shares of Class A Ordinary Shares reported herein.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this schedule held by any other person and such beneficial ownership is expressly disclaimed.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the principal business office of each of the Reporting Persons is 1000 Louisiana Street, Suite 3850, Houston, TX, 77002.

Item 2(c).	CITIZENSHIP

(i)	Charles S. Leykum — United States

(ii)	CSL Sentinel Holdings, LLC — Delaware

(iii)	Sentinel Management Holdings, LLC — Delaware

Item 2(d).	TITLE OF CLASS OF SECURITIES

Class A Ordinary Shares, par value $0.0001 per share (the “Class A Ordinary Shares”)

Item 2(e).	CUSIP NUMBER

The CUSIP number of the Class A Ordinary Shares is G8062D 102.

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

Item 4.	OWNERSHIP.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The percentages used in this Schedule 13G are calculated based upon the 34,500,000 Class A Ordinary Shares reported to be outstanding in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4), filed with the Securities and Exchange Commission on November 6, 2017 after giving effect to the completion of the offering, as described therein.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: January 24, 2018

CSL SENTINEL HOLDINGS, LLC

/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Manager

SENTINEL MANAGEMENT HOLDINGS, LLC

/s/ Krishna Shivram
Name: Krishna Shivram
Title: Chief Executive Officer

CHARLES S. LEYKUM

/s/ Charles S. Leykum
Charles S. Leykum